

Mail Stop 4561

December 29, 2017

Jagtar S. Chaudhry
Chief Executive Officer
Zscaler, Inc.
110 Rose Orchard Way
San Jose, California 95134

Re: **Zscaler, Inc.**
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted December 11, 2017
CIK No. 0001713683

Dear Mr. Chaudhry:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments, we are referring to our letter dated October 20, 2017.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note that you have removed disclosures indicating that you will be a "controlled company" and revised disclosure in your beneficial ownership table related to Mr. Chaudhry and the Chaudhry Trusts. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended October 31, 2016 and 2017, page 76

2.   You disclosure on page 105 indicates that the list prices of your various ZIA suites such as ZIA Business, ZIA Enterprise and your ZIA full-featured suite bundled with ZPA suite are significantly higher than that of a standalone ZIA Professional suite. Please tell us how the

upgraded and/or expanded sales to your existing customers contributed to the increases in your revenue from period to period. In this regard, revise to quantify the dollar amounts contributed from the increase in your customer base and the upsells to your existing customers, respectively. Also quantify the impact of newly introduced products and/or services, i.e., your ZPA and ZIA Secure Transformation suites, to the extent material. The same comments apply to your increases in annual revenue noted on pages 78 and 80. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. In addition, tell us whether your dollar-based net retention rate includes customer attritions that were offset by the increased sales prices. To the extent material, disclose any known trends in your attrition rate from period to period.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.